As filed with the U.S. Securities and Exchange Commission on August 5, 2024.

Registration No. 333-274944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________________

Pheton Holdings Ltd

(Exact name of Registrant as specified in its charter)

____________________________

Not Applicable
(Translation of Registrant’s name into English)
____________________________

Cayman Islands	3845	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 306, NET Building,
Hong Jun Ying South Road, Chaoyang District,
Beijing, China
Telephone: (86) 010-8481-7665
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Ying Li, Esq. Joan Wu, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Mark Crone, Esq. Liang Shih, Esq. Ron Levy, Esq. The Crone Law Group P.C. 420 Lexington Ave, Suite 2446 New York, NY 10170 646-861-7891

____________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

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†          The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On October 11, 2023, the Company initially filed a registration statement on Form F-1 (File No. 333-274944) with the U.S. Securities and Exchange Commission (the “SEC”), which was subsequently amended and SEC declared effective by the SEC on March 29, 2024, and was further amended by the post-effective amendment no. 1 and no. 2 on May 3, 2024 and June 18, 2024, respectively (as so amended, the “Registration Statement”). In connection with the Registration Statement, the Company planned to offer 2,500,000 Class A ordinary shares, and the selling shareholders planned to sell 1,250,000 Class A ordinary shares, once the Company’s Class A ordinary shares begin trading on the Nasdaq Capital Market (the “Previous Offering”).

This post-effective amendment no. 3 (this “Post-Effective Amendment No. 3”) to the Registration Statement is being filed as an exhibit-only filing solely to re-file exhibit 23.1 of the Registration Statement, and to amend and restate the exhibit index set forth in Part II of the Registration Statement. No additional securities are being registered under this Post-Effective Amendment No. 3.

As of the date of this Post-Effective Amendment No. 3, the Company has not closed the Previous Offering, and no securities have been sold under the Registration Statement. All applicable registration fees were paid at the time of the original filing of the Registration Statement on October 11, 2023.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1***	Form of Underwriting Agreement
3.1***	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2***	Articles of Association of the Registrant, as currently in effect
4.1***	Registrant’s Specimen Certificate for Ordinary Shares
5.1***	Form of opinion of Ogier regarding the validity of the ordinary shares being registered
8.1***	Form of opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2***	Form of opinion of Jingtian & Gongcheng regarding certain PRC legal matters and certain PRC tax matters (included in Exhibit 99.1)
10.1***	Form of Employment Agreement between the Registrant and each of its directors and executive officers
10.2***	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.3***	Lease Agreement between Beijing Feitian and Hengxin Investment and Development (Beijing) Co., Ltd., dated September 30, 2021
10.4***	Technical Service Agreement between Beijing Feitian and three third-parties, dated October 25, 2022
14.1***	Code of Business Conduct and Ethics
21.1***	List of Subsidiaries
23.1**	Consent of Marcum Asia CPAs LLP
23.2***	Consent of Ogier (included in Exhibit 5.1)
23.3***	Consent of Jingtian & Gongcheng
24.1**	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1***	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.2***	Consent of Frost & Sullivan
99.4***	Consent of Independent Director Nominee Edward C Ye
99.5***	Consent of Independent Director Nominee Desmond Seng Swee Leng
99.6***	Consent of Independent Director Nominee Mike Wong Yun Fai
99.7***	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107***	Filling Fee Table

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*        To be filed by amendment

**      Filed herewith

***    Previously filed

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on August 5, 2024.

Pheton Holdings Ltd
By:	/s/ Jianfei Zhang
Name: Jianfei Zhang
Title: Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to this Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jianfei Zhang	Chief Executive Officer and	August 5, 2024
Jianfei Zhang	Chairman of the Board of Directors (principal executive officer)
/s/ Zhixin Li	Chief Financial Officer (principal financial and accounting officer)	August 5, 2024
Zhixin Li
/s/ Pengfei Zhang	Director	August 5, 2024
Pengfei Zhang
/s/ Edward C Ye	Director	August 5, 2024
Edward C Ye
/s/ Swee Leng Seng	Director	August 5, 2024
Swee Leng Seng
/s/ Yun Fai Wong	Director	August 5, 2024
Yun Fai Wong

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Pheton Holdings Ltd has signed this registration statement or amendment thereto in on August 5, 2024.

Authorized U.S. Representative
By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.

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